UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35400

Just Energy Group Inc.

(Exact name of registrant as specified in its charter)

100 King Street West, Suite 2630

Toronto, Ontario M5X 1E1

(905) 795-4206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Just Energy Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JUST ENERGY GROUP INC.

Date: December 16, 2022	By:	/s/ Michael Carter
		Name:	Michael Carter
		Title:	Interim President, Chief Executive Officer and Chief Financial Officer